UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549-3628


     DIVISION OF
CORPORATION FINANCE


                                                                December 8,
2020

  Via E-Mail
  Don S. Williams, Esq.
  Hogan Lovells International LLP
  Suite 1804-1808, Park Place
  1601 Nanjing Road West
  Jing An District
  Shanghai 200040

          Re:     Acorn International, Inc.
                  Amendment No. 1 to Schedule 13E-3
                  Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin
                      Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC
                      and Bireme Limited
                  Filed on November 27, 2020
                  File No. 5-83555

  Dear Mr. Williams:

          We have reviewed your response dated December 7, 2020 responding to our comment
  letter dated December 4, 2020 and requesting reconsideration of the staff   s
comment that the
  Company include the furnished financial information in the Rule 13e-3 materials that will be disseminated to shareholders. We note that your response acknowledges that the Company put
  the earnings release    out into the market.    Please revise the Rule 13e-3
materials that will be
  disseminated to shareholders to include the interim financial information contained in the earnings release. Refer to section H.9. of the July 2001 Interim Supplement to Publicly
  Available Telephone Interpretations. In addition, your response indicates
that    the Company is
  forced to    obtain a different level of auditor review, as per Regulation
S-X (Rules 210.8-03 and
  210.10-01(d)).    Note that section H.9. states that, for a foreign private
issuer, interim financial
  statements made publicly available would satisfy the quarterly financial requirement of Item
  1010 of Regulation M-A. While the Company may choose to seek the aforementioned different level of auditor review prior to including the earnings release in the Rule 13e-3 materials that will be disseminated to shareholders, it is not required to do so.

                                           *       *        *
 Don S. Williams, Esq.
Hogan Lovells International LLP
December 8, 2020
Page 2

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.




                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers &
Acquisitions